

Jerry Elliott

CEO | President for wireless, data, communications services and infrastructure companies

Greater New York City Area

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Elliott Group Communications Interests

 New York University

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 500+ connections

Jerry Elliott has broad operating and financial experience at private-equity owned and Fortune 500 companies. He is an expert in the areas of wireless/wireline data, communications services, data security, broadband & wireless infrastructure. Jerry has a public track record of building and then rea...

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Experience

Founder and Chief Executive Officer
Elliott Group Communications Interests
Apr 2018 – Present • 3 mos
Greater Los Angeles Area

Media (1)

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 **Chief Executive Officer-Americas**
BAI Communications
Oct 2014 – Present • 3 yrs 9 mos
New York, New York

 **President**
Cricket Wireless
Apr 2012 – Apr 2014 • 2 yrs 1 mo
Greater San Diego Area

Provider of wireless communications services. Led all internal and external sales organizations including extensive dealer distribution network of 2,500 retail stores and "big box" retail distribution. Also led operations, customer care, and supply chain.

• Successfully turned around unprofitable business with a rapidly declining customer base. Drove stock price from $5.00 to $17.50. Sold company to AT&T for 3x return to shareholders in just two years. Closed transaction in 3/14.



Chief Financial Officer
Virgin Media
2008 – 2009 • 1 yr
London, United Kingdom

$7B provider of cable TV, mobile, telephony and internet services to 14+ million primary service units and owner of cable networks in U.K. Led accounting, capital spending, tax, treasury, strategy and planning, purchasing, real estate, risk management, investor relations, analyst and rating agency relationships, business intelligence, infrastructure and M&A. 800 staff.

• Had full P&L and operating responsibilities for $625M unit of five cable networks including Bravo, Living, UKTV, and Virgin 1.

• Managed balance sheet with $11B+ of debt.

• Initiated price increases during a recession, reduced customer churn and increased customer satisfaction.



Chief Executive Officer and President; Member, Board of Directors
Global Signal
2006 – 2007 • 1 yr
Sarasota, Florida Area

Owner/operator of 11,000 cell phone towers in all 50 states; third largest provider in the U.S. Led transformation from deal-driven, industry laggard to strong operating company that was acquired by Crown Castle for $5.7B in 2007.

• Delivered IRR to shareholders of 32%.

• Catalyst for a radical culture change that greatly improved sales, customer service and financial performance.

• Doubled revenue growth rate (5% to 11%); drove EBITDA margins from 45% to 55%.

• Instituted first-ever performance management system and training and development programs.

• Reduced employee turnover from 40% to 6% and increased new-hire retention from 60% to 95%.

• Recruited key senior team members.

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Education



New York University
LL.M., Taxation, Graduate Tax Program
1986 – 1987
Activities and Societies: Editor, Tax Law Review



Baylor University School of Law
J.D., tax
1983
Activities and Societies: Editor-in-Chief, Baylor Law Review



Baylor University
B.B.A., Double Major: Accounting & Finance
1981

Skills & Endorsements

Mergers & Acquisitions · 36

 Endorsed by **Jeffrey Hogan and 3 others who are highly skilled at this**

 Endorsed by **8 of Jerry's colleagues at Cricket Wireless**

Strategy · 33

 Endorsed by **Neil Berkett and 4 others who are highly skilled at this**

 Endorsed by **9 of Jerry's colleagues at Cricket Wireless**

Corporate Finance · 29

 Endorsed by **Alan Jones and 2 others who are highly skilled at this**

 Endorsed by **6 of Jerry's colleagues at Cricket Wireless**

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Recommendations

Received (0)   **Given (1)**

 **Erik Gerson**
Direct Marketer, User Acquisition, Customer Retention, Data Analytics, Customer Care and Customer Experience Executive

September 13, 2013, Jerry managed Erik directly

Eric is an outstanding performer. He identifies and then stays extremely focused on the few things that can really have big impact. He has deep customer experience understanding and knowledge and drives the organization to provide the best possible service for the customer. He builds great teams and is a good manager of people. Eric is unusually insightful as to what will really create value versus just create activity. I'm a big fan.

